Exhibit 99.80

HUDBAY MINERALS INC.

EARLY WARNING REPORT FILED PURSUANT TO

NATIONAL INSTRUMENT 62-103

SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA)

SECTION 141 OF THE SECURITIES ACT (ALBERTA)

SECTION 110 OF THE SECURITIES ACT, 1988 (SASKATCHEWAN)

SECTION 92 OF THE SECURITIES ACT (MANITOBA)

SECTION 101 OF THE SECURITIES ACT (ONTARIO)

SECTION 147.11 OF THE SECURITIES ACT (QUEBEC)

SECTION 107 OF THE SECURITIES ACT (NOVA SCOTIA)

SECTION 102 OF THE SECURITIES ACT (NEWFOUNDLAND)

THIS IS A CORRECTION TO THE ALTERNATE MONTHLY REPORT

FILED ON AUGUST 11, 2009.

(a)	The name and address of the eligible institutional investor.

Goodman & Company, Investment Counsel Ltd. (“G&C”)

One Adelaide Street East, 29th Floor

Toronto, Ontario

M5C 2V9

(b)	The net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor’s securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements.

This report serves as a correction to the report which showed G&C’s holdings in HudBay Minerals Inc. (“HudBay”) as at July 31, 2009. The following information should have been reported on August 11, 2009:

G&C’s previous report dated March 10, 2009 reported holdings of 15,816,598 common shares of HudBay representing approximately 10.34% of all outstanding shares of that class over which G&C and/or related portfolio managers exercised control or direction on behalf of investment funds and private client accounts managed by them. As a result of G&C relying on aggregation relief pursuant to sections 5.1 and 5.2 of National Instrument 62-103 commencing July 31, 2009, to report separately from its related portfolio managers, G&C is herein reporting that it exercises control or direction over 16,665,998 common shares or 10.87% of the total outstanding HudBay common shares on behalf of the portfolios of investment funds and private client accounts managed by G&C. This figure includes share purchases on July 31, 2009.

(c)	The designation and number or principal amount of securities and the eligible institutional investor’s securityholding percentage in the class of securities at the end of the month for which the report is made.

G&C, on behalf of the portfolios of investment funds and private client accounts managed by G&C, exercises control or direction over 16,665,998 common shares of Hudbay. This represents an approximate 10.87% interest, on an undiluted basis, as at July 31, 2009.

(d)	The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which:

(i)	the eligible institutional investor, either alone or together with any joint actors, has ownership and control,

Not applicable.

(ii)	the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actor, and

Not applicable.

(iii)	the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

G&C, on behalf of the portfolios of investment funds and private client accounts managed by G&C, exercises control or direction over 16,665,998 common shares of Hudbay. This represents an approximate 10.87% interest, on an undiluted basis.

(e)	The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer.

The securities of Hudbay over which G&C exercises control or direction, on behalf of the portfolios of investment funds and client accounts managed by it, are held for investment purposes. These investments will be reviewed on a continuing basis and such holdings may be increased or decreased in the future.

(f)	The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities.

Not applicable.

(g)	The names of any joint actors in connection with the disclosure required by this Form.

Not applicable.

(h)	If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 (Alternative Monthly Reporting System) in respect of the reporting issuer’s securities.

Not applicable.

(i)	Goodman & Company, Investment Counsel Ltd. is eligible to file reports under Part 4 in respect of the reporting issuer.

The following business units and investment funds are eligible for aggregation relief from G&C pursuant to sections 5.1 and 5.2 of National Instrument 62-103:

Business Units

Goodman Private Wealth Management Aurion Capital Management Inc.

Investment Funds	Portfolio Advisors

DMP Resources Class	Ravensden Asset Management Inc.
Dynamic Focus+ Balanced Fund	Toronto, Ontario, Canada
Dynamic Focus+ Resource Fund
Dynamic Focus+ Equity Fund
CMP Gold Trust
CMP 2009 Resource Limited Partnership
CMP 2008 Resource Limited Partnership
Canada Dominion Resources 2009 Limited Partnership
Canada Dominion Resources 2008 Limited Partnership
Goodman Private Core Equity Pool
Goodman Private Diversified Bond Pool

Dynamic Aurion Canadian Equity Fund	Aurion Capital Management Inc.
Dynamic Aurion Tactical Balanced Fund	Toronto, Ontario, Canada

Holdings for these business units and investment funds are not disclosed in this report, but may be disclosed separately by the portfolio advisor.

DATED this 10th day of November, 2009.

GOODMAN & COMPANY, INVESTMENT COUNSEL LTD.

Per:	“Bruno Carchidi”
Name:	Bruno Carchidi
Title:	Vice President, Compliance